Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SoulCycle Inc. (successor of SoulCycle Holdings, LLC and subsidiaries):

We consent to the use of our report dated June 19, 2015, except as to earnings per share and Note 11, which are as of August 20, 2015, with respect to the consolidated balance sheets of SoulCycle Holdings, LLC and subsidiaries as of December 31, 2014 and December 31, 2013, and the related consolidated statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, included in the Registration Statement (Form S-1) and the related Prospectus of SoulCycle Inc. and to the reference to our firm under the heading “Experts” included therein.

/s/ KPMG LLP

New York, New York

December 9, 2015